Exhibit 99.1

Multi Ways Holdings Limited Announces 1-for-10 Reverse Share Split Effective February 23, 2026

SINGAPORE, February 12, 2026 (GLOBE NEWSWIRE) – Multi Ways Holdings Limited (NYSE American: MWG) (“MWG” or “we,” “our,” or the “Company”), a leading supplier of a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region, today announced that on January 30, 2026, its board of directors approved a reverse split of its Class A ordinary shares and Class B ordinary shares on a one-for-ten basis (the “Reverse Share Split”). The Company’s Class A Ordinary Shares will begin trading on the NYSE American LLC (“NYSE American”) on a post-split basis on February 23, 2026 under the symbol “MWG” under a new CUSIP number – G6362F116.

As a result of the Reverse Share Split, each ten (10) issued and outstanding Class A ordinary shares will be combined into one (1) Class A ordinary share and each ten (10) issued and outstanding Class B ordinary shares will be combined into one (1) Class B ordinary share, automatically and without any action by shareholders. The reverse split will result in a proportional increase in par value from US$0.00025 per share to US$0.0025 per share and an adjustment of the Company’s authorized share capital to US$2,500,000 divided into (a) 800,000,000 Class A ordinary shares with a par value of US$0.0025 each, (b) 100,000,000 Class B ordinary shares with a par value of US$0.0025 each and (c) 1,000,000,000 preferred shares with a par value of US$0.00025 each. After giving effect to the Reverse Share Split, the Company expects to have approximately 4,142,000 Class A ordinary shares and 1,000,000 Class B ordinary shares issued and outstanding. The Reverse Share Split is intended to increase the market price per share of the Company’s Class A ordinary shares to allow the Company to maintain its NYSE American listing.

No fractional shares will be issued as a result of the Reverse Share Split. Shareholders who would be entitled to a fractional share as a result of the Reverse Share Split shall have their entitlement rounded up to the nearest whole share.

The Reverse Share Split was approved by a vote of the Company’s shareholders at its extraordinary meeting of shareholders held on November 26, 2025.

The Company’s transfer agent, VStock Transfer, LLC, will act as the exchange agent. Adjustments made to Class A ordinary shares and Class B ordinary shares represented by physical stock certificates can be made upon surrender of the certificate to the transfer agent. Please contact VStock Transfer, LLC for further information at (212) 828-8436.

About Multi Ways Holdings Limited

Multi Ways Holdings supplies a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region. With more than two decades of experience in the sales and rental of heavy construction equipment business, the Company is widely established as a reliable supplier of new and used heavy construction equipment to customers from Singapore, Australia, UAE, Maldives, Indonesia, and the Philippines. With our wide variety of heavy construction equipment in our inventory and complementary equipment refurbishment and cleaning services, Multi Ways is well-positioned to serve customers as a one-stop shop. For more information, visit www.multiwaysholdings.com.

Forward-Looking Statements

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com